Filed by Markit Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: IHS Inc.

(Commission File No.: 001-32511)

The following FAQs were sent to Markit employees and colleagues on March 21, 2016.

IHS Markit Merger of Equals

Talking Points and FAQS – Customers

•	This is a transformational transaction joining two market leaders in their respective industries to create a global leader in critical information, analytics and solutions.

•	The merger is very positive for all of our customers and will enable us to provide a broader, richer set of next-generation information and analytics products across industries to help customers seeking to improve decision making. All of which creates greater opportunity for growth and new services, benefiting customers.

•	IHS and Markit are committed to delivering the highest levels of customer service, and our priority is, and will remain, to ensure that we are providing the best information and analysis. This merger will enable us to take that commitment to the next level and be an even more valuable resource for our customers.

•	The continued evolution of IHS and Markit around and for our customers is an ongoing process including new ways to enhance our long-term prospects and build a stronger foundation for future growth.

•	While we are excited about the potential of this transaction, it also is important for you to know that IHS and Markit will continue to operate as two completely separate companies until the transaction closes, which is expected to take place in the second half of 2016.

1.	Q: I have been told that IHS and Markit are merging. What are the benefits for customers?
A: The acquisition is very positive for our customers. By joining together, we will be able to provide customers with a broader, richer set of content, solutions, and next-generation products across industries.

Our priority is, and will remain, to ensure that we are providing the best information and analysis. This merger will enable us to take that commitment to the next level and be an even more valuable resource for our customers.

2.	Q: How do I interact with IHS/Markit? Will anything change with my customer service? Will my log-in change?
A: For now, nothing will change – your regular contact at IHS/Markit will remain the same, as will your log-in details.

Customers should remain confident in the products and services provided by IHS/Markit.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Markit will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a joint proxy statement of IHS and Markit. IHS and Markit may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IHS or Markit may file with the SEC. INVESTORS AND SECURITY HOLDERS OF IHS AND MARKIT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IHS and Markit through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IHS or Markit at the following:

IHS	MARKIT
15 Inverness Way East	4th Floor, Ropemaker Place,
Englewood, CO 80112	25 Ropemaker Street, London England EC2Y 9LY
Attention: Investor Relations	Attention: Investor Relations
+1 303-397-2969	+44 20 7260 2000

Participants in the Solicitation

IHS, Markit, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IHS’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in IHS’s Form 10-K for the year ended November 30, 2015 and its proxy statement filed on February 24, 2016, which are filed with the SEC. Information regarding the directors and executive officers of Markit, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Markit’s 20-F for the year ended December 31, 2015, and Markit’s proxy statement filed on Form 6-K on March 27, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form F-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder or stockholder (as applicable) and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, (ii) the ability of IHS and Markit to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against IHS, Markit or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm IHS’s and Markit’s business, including current plans and operations, (v) the ability of IHS or Markit to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IHS’s and/or Markit’s financial performance, (x) certain restrictions during the pendency of the merger that may impact IHS’s or Markit’s ability to pursue certain business opportunities or strategic transactions and (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form F-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IHS’s or Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Neither IHS nor Markit assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.